UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Buenaventura cordially invites you to its Second Quarter 2025 Earnings Conference Call

LIMA, Peru – July 10, 2025 – Compañía de Minas Buenaventura S.A.A. (NYSE: BVN; Lima Stock Exchange: BUE.LM) today announces that it will hold its Second Quarter 2025 earnings conference call on:

Friday, July 25, 2025

11:00 AM (Eastern Time)

10:00 AM (Lima Time)

Participating in the call to review Buenaventura’s Second Quarter 2025 financial and operating results will be Leandro García Raggio, Chief Executive Officer, as well as other members of the senior management team.

The second quarter results will be issued on Thursday, July 24, after the market close.

To participate in the conference call, please dial:

Toll-Free US +1 844 481 2914

Toll International +1 412 317 0697

Please ask to be joined in the Compañía de Minas Buenaventura’s call.

If you would prefer to receive a call rather than dial in, please use the following link 10-15 minutes prior to the conference call start time:

Call Me Link: Click here           Passcode: 9504413

Participants who do not wish to be interrupted to have their information gathered may have Chorus Call dial out to them by clicking on the above link, filling in the information, and pressing the green phone button at the bottom. The phone number provided will be automatically called and connected to the conference without any interruption to the participant. (Please note: Participants will be joined directly to the conference and will hear hold music until the call begins. No confirmation message will be played when joined.)

Live Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=oZ2vhCCH

The conference call will be available for replay for seven days:

USA Toll Free: +1 877 344 7529

International: + 1 412 317 0088

Replay Access Code: 5287225

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 10, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer